

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Steven M. Bosacki
Chief Executive Officer
BioPharmX Corporation
900 E. Hamilton Ave., Suite 100
Campbell, California 95008

> **Re: BioPharmX Corporation**
> **Registration Statement on Form S-4**
> **Filed February 20, 2020**
> **File No. 333-236526**

Dear Mr. Bosacki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew E. Schwartz, Esq.